Exhibit 99.1
Dole plc Reports First Quarter 2023 Financial Results
DUBLIN – May 18, 2023 - Dole plc (NYSE: DOLE) ("Dole" or the "Group" or the "Company") today released its financial results for the three months ended March 31, 2023.
Highlights for the three months ended March 31, 2023:
•Announced in January 2023 our agreement to sell our Fresh Vegetables division to Fresh Express, for gross proceeds of approximately $293.0 million. Following this agreement, the results of this division are reported separately as discontinued operations in our first quarter financial statements
•First quarter Revenue of $2.0 billion, an increase of 1.0%
•First quarter Adjusted EBITDA1 of $100.4 million, an increase of 9.3%
•First quarter Adjusted Net Income of $32.3 million and Adjusted Diluted EPS of $0.34
Financial Highlights - Unaudited

	Three Months Ended
	March 31, 2023	March 31, 2022

	(U.S. Dollars in millions, except per share amounts)
Revenue	1,989	1,970
Income from continuing operations[2]	35.0	28.6
Net Income	20.5	3.4
Net Income (Loss) attributable to Dole plc	14.2	(1.4)
Diluted EPS from continuing operations	0.30	0.26
Diluted EPS	0.15	(0.01)
Adjusted EBITDA[1]	100.4	91.9
Adjusted Net Income[1]	32.3	40.5
Adjusted Diluted EPS[1]	0.34	0.43

Commenting on the results, Carl McCann, Executive Chairman, said:
"We are pleased to have started the year strongly and to have delivered Adjusted EBITDA growth in the first quarter.
During the quarter, we announced an agreement to sell our Fresh Vegetables division to Fresh Express. We are continuing to work through the regulatory process for the sale of this business.
We believe the Group is well-positioned for growth and continue to target Adjusted EBITDA of $350.0 million for the full year."
1 Dole plc reports its financial results in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). See full GAAP financial results in the appendix. Adjusted EBIT, Adjusted EBITDA, Adjusted Net Income, Adjusted Earnings Per Share and Net Debt are non-GAAP financial measures. Refer to the appendix of this release for an explanation and reconciliation of these and other non-GAAP financial measures used in this release to comparable GAAP financial measures.
2 Fresh Vegetables results are reported separately as discontinued operations, net of income taxes, in our condensed consolidated statements of operations, its assets and liabilities are separately presented in our condensed consolidated balance sheets, and its cash flows are included within the condensed consolidated cash flows for all periods presented. Unless otherwise noted, our discussion of our results included herein, outlook and all supplementary tables, including non-GAAP financial measures, are presented on a continuing operations basis.

Group Results - First Quarter
Revenue increased 1.0%, or $18.9 million, primarily due to strong performance in the Fresh Fruit and Diversified EMEA segments, offset partially by the Diversified Americas segment. On a like-for-like basis3, revenue was 3.7%, or $72.8 million, ahead of prior year.
Adjusted EBITDA increased 9.3%, or $8.5 million, primarily driven by strong Fresh Fruit performance, offset partially by headwinds in the Diversified Americas segment. On a like-for-like basis, Adjusted EBITDA increased 9.9%, or $9.1 million.
Adjusted Net Income decreased $8.2 million, predominantly due to higher interest expense. Adjusted Diluted EPS for the three months ended March 31, 2023 was $0.34 compared to $0.43 in the prior year.
Selected Segmental Financial Information (Unaudited)

	Three Months Ended
	March 31, 2023		March 31, 2022

	(U.S. Dollars in thousands)
	Revenue	Adjusted EBITDA	Revenue	Adjusted EBITDA
Fresh Fruit	$798,910	$69,211	$749,803	$60,397
Diversified Fresh Produce - EMEA	798,100	23,406	791,155	19,277
Diversified Fresh Produce - Americas & ROW	422,751	7,770	463,692	12,209
Intersegment	(30,594)	—	(34,419)	—
Total	$1,989,167	$100,387	$1,970,231	$91,883
Fresh Fruit
Revenue increased 6.5%, or $49.1 million. Revenue was positively impacted by higher worldwide pricing of bananas and pineapples, as well as worldwide increases in volumes of bananas sold, partially offset by lower volumes of pineapples sold.
Adjusted EBITDA increased 14.6%, or $8.8 million. Adjusted EBITDA was positively impacted by strong revenue performance, partially offset by higher fruit sourcing costs and higher costs of shipping, packaging and handling.
Diversified Fresh Produce – EMEA
Revenue increased 0.9%, or $6.9 million, primarily driven by inflation-justified price increases across the segment, offset partially by an unfavorable impact of $53.4 million from foreign currency translation, as a result of the strengthening of the U.S. dollar against European currencies. On a like-for-like basis, revenue was 7.3%, or $58.1 million, ahead of prior year.
Adjusted EBITDA increased 21.4%, or $4.1 million. On a like-for-like basis, Adjusted EBITDA was 25.9%, or $4.9 million, ahead of prior year, primarily driven by strong performance in the U.K., an improved performance in South Africa and overall positive performance across the segment.
Diversified Fresh Produce – Americas & ROW
Revenue decreased 8.8%, or $40.9 million, primarily driven by timing differences for the Chilean cherry season, as well as a challenging quarter for berries and grapes, partially offset by continued strong performance in potatoes and onions in North America.
Adjusted EBITDA decreased 36.4%, or $4.4 million, primarily due to a challenging quarter for berries and grapes, partially offset by strong performance in potatoes and onions.

3 Like-for-like basis refers to the measure excluding the impact of foreign currency translation movements and acquisitions and divestitures.

Vegetables Transaction
On January 30, 2023, we entered into a Stock Purchase Agreement (the “Agreement”) with Fresh Express Acquisitions LLC (“Fresh Express”), a wholly owned subsidiary of Chiquita Holdings Limited, pursuant to which Fresh Express has agreed to acquire our Fresh Vegetables division for approximately $293.0 million in cash, subject to certain adjustments set forth in the Agreement (the “Vegetables Transaction”). The Vegetables Transaction is expected to close after regulatory approvals are obtained, subject to the satisfaction or waiver of customary closing conditions. As a result of the agreement to sell the Fresh Vegetables division, its results are reported separately as discontinued operations, net of income taxes, in our condensed consolidated statements of operations for all periods presented and its assets and liabilities are separately presented in our condensed consolidated balance sheets as assets and liabilities held for sale.
Cyber Incident
In February of 2023, Dole experienced a cybersecurity incident identified as ransomware. Upon detecting the attack, the Company promptly took steps to investigate and contain the threat, retaining the services of leading third-party cybersecurity experts and working with law enforcement. The incident had a limited impact on our operations overall, however it was disruptive for our Fresh Vegetables and Chilean businesses in particular. Direct costs related to the incident were $10.5 million of which $4.8 million related to continuing operations.
Capital Expenditures
Capital expenditures for the three months ended March 31, 2023 were $19.9 million, which included investments in farm renovations and ongoing investments in IT, logistics and efficiency projects in our warehouses and processing facilities. This amount also includes $2.3 million of capital expenditures related to discontinued operations.
Net Debt
Net Debt as of March 31, 2023 was $1.0 billion.
Outlook for Fiscal Year 2023 (forward-looking statement)
The operating environment so far in 2023 continues to bring with it both new opportunities and new challenges. We see signs of improved logistical efficiencies in several areas, which is helping to bring more stability after a period of severe supply chain disruption.
We have also seen some unusual weather events, and as we progress through the second quarter, we are closely monitoring the impact of unprecedented rains this year in California, which continue to impact the vegetable and berry crops in that region.
We have continued to see positives for our business, with the strengthening Euro relative to the U.S. Dollar, more stable fuel prices and continued signs of inflation moderating in certain areas. However, we are also seeing headwinds with interest rates remaining high and other unusual currency movements.
Overall, we believe our strong first quarter has put us in an excellent position to deliver on our full year financial targets.
Our business is well-positioned for growth, and while we remain cautious given that the environment we operate in remains dynamic, we continue to expect to deliver Adjusted EBITDA from continuing operations of $350.0 million for full year 2023.
The above outlook includes non-GAAP financial measures. Please refer to the appendix of this release for an explanation and reconciliation of our historical non-GAAP financial measures used in this release to comparable GAAP financial measures.
Dividend
On May 17, 2023, the Board of Directors of Dole plc declared a cash dividend for the first quarter of 2023 of $0.08 per share, payable on July 6, 2023 to shareholders of record on June 16, 2023. A cash dividend of $0.08 per share was paid on April 21, 2023 for the fourth quarter of 2022.

About Dole plc
A global leader in fresh produce, Dole plc produces, markets, and distributes an extensive variety of fresh fruits and vegetables sourced locally and from around the world. Dedicated and passionate in exceeding our customers’ requirements in over 75 countries, our goal is to make the world a healthier and a more sustainable place.
Webcast and Conference Call Information
Dole plc will host a conference call and simultaneous webcast at 08:00 a.m. Eastern Time today to discuss the first quarter 2023 financial results. The webcast can be accessed at www.doleplc.com/investor-relations
The conference call can be accessed live by dialing (646) 307-1963 in the US or +353 (1) 582 2023 in Ireland and +44 20 3481 4247 for UK and other international participants. The conference ID is 8143610.
Forward-looking information
Certain statements made in this press release that are not historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on management’s beliefs, assumptions, and expectations of our future economic performance, considering the information currently available to management. These statements are not statements of historical fact. The words “believe,” “may,” “could,” “will,” “should,” “would,” “anticipate,” “estimate,” “expect,” “intend,” “objective,” “seek,” “strive,” “target” or similar words, or the negative of these words, identify forward-looking statements. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates, or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business prospects, growth strategy and liquidity. Accordingly, there are, or will be, important factors that could cause our actual results to differ materially from those indicated in these statements. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made except as required by the federal securities laws.
Investor Contact:
James O'Regan, Head of Investor Relations, Dole plc
joregan@totalproduce.com
+353 1 887 2794
Media Contact:
Brian Bell, Ogilvy
brian.bell@ogilvy.com
+353 87 2436 130

Appendix
Consolidated Statement of Operations - Unaudited

	Three Months Ended
	March 31, 2023	March 31, 2022

	(U.S. Dollars and shares in thousands, except per share amounts)
Revenues, net	$1,989,167	$1,970,231
Cost of sales	(1,810,128)	(1,818,436)
Gross profit	179,039	151,795
Selling, marketing, general and administrative expenses	(120,879)	(109,544)
Gain on disposal of businesses	—	242
Gain on asset sales	3,973	495
Operating income	62,133	42,988
Other income, net	1,775	2,464
Interest income	2,309	1,584
Interest expense	(21,712)	(11,616)
Income from continuing operations before income taxes and equity earnings	44,505	35,420
Income tax expense	(10,994)	(7,358)
Equity method earnings	1,478	577
Income from continuing operations	34,989	28,639
Loss from discontinued operations, net of income taxes	(14,506)	(25,230)
Net income	20,483	3,409
Less: Net income attributable to noncontrolling interests	(6,324)	(4,803)
Net income (loss) attributable to Dole plc	$14,159	$(1,394)

Income (loss) per share - basic:
Continuing operations	$0.30	$0.26
Discontinued operations	(0.15)	(0.27)
Net income (loss) per share attributable to Dole plc - basic	$0.15	$(0.01)

Income (loss) per share - diluted:
Continuing operations	$0.30	$0.26
Discontinued operations	(0.15)	(0.27)
Net income (loss) per share attributable to Dole plc - diluted	$0.15	$(0.01)

Weighted-average shares:
Basic	94,899	94,878
Diluted	95,024	94,909

Consolidated Balance Sheets - Unaudited

	March 31, 2023	December 31, 2022

ASSETS	(U.S. Dollars and shares in thousands)
Cash and cash equivalents	$266,200	$228,840
Short-term investments	5,584	5,367
Trade receivables, net of allowances for credit losses of $21,702 and $18,001, respectively	634,785	610,384
Grower advance receivables, net of allowances for credit losses of $16,462 and $15,817, respectively	112,818	106,864
Other receivables, net of allowances for credit losses of $14,377 and $14,538, respectively	124,292	132,947
Inventories, net of allowances of $9,760 and $4,186, respectively	405,553	394,150
Prepaid expenses	47,342	48,995
Other current assets	23,688	15,034
Fresh Vegetables current assets held for sale	384,609	62,252
Other assets held for sale	10,784	645
Total current assets	2,015,655	1,605,478
Long-term investments	16,619	16,498
Investments in unconsolidated affiliates	125,377	124,234
Actively marketed property	29,393	31,007
Property, plant and equipment, net of accumulated depreciation of $401,111 and $375,721, respectively	1,105,179	1,116,124
Operating lease right-of-use assets	317,218	293,658
Goodwill	503,259	497,453
DOLE brand	306,280	306,280
Other intangible assets, net of accumulated amortization of $124,470 and $120,315, respectively	48,593	50,990
Fresh Vegetables non-current assets held for sale	—	343,828
Other assets	132,189	142,180
Deferred tax assets, net	70,080	64,112
Total assets	$4,669,842	$4,591,842
LIABILITIES AND EQUITY
Accounts payable	$624,045	$640,620
Income taxes payable	20,624	11,558
Accrued liabilities	387,378	381,688
Bank overdrafts	11,898	8,623
Current portion of long-term debt, net	255,052	97,435
Current maturities of operating leases	61,216	57,372
Payroll and other tax	26,407	27,187
Contingent consideration	603	1,791
Pension and postretirement benefits	17,059	17,287
Fresh Vegetables current liabilities held for sale	311,453	199,255
Dividends payable and other current liabilities	18,357	17,698
Total current liabilities	1,734,092	1,460,514
Long-term debt, net	1,013,984	1,127,321
Operating leases, less current maturities	266,226	246,723
Deferred tax liabilities, net	118,606	118,403
Income taxes payable, less current portion	30,458	30,458
Contingent consideration, less current portion	6,482	5,022
Pension and postretirement benefits, less current portion	118,761	124,646
Fresh Vegetables non-current liabilities held for sale	—	116,380
Other long-term liabilities	44,141	43,390
Total liabilities	$3,332,750	$3,272,857

Redeemable noncontrolling interests	32,964	32,311
Stockholders’ equity:
Common stock — $0.01 par value; 300,000,000 shares authorized and 94,899,194 shares outstanding as of March 31, 2023 and December 31, 2022	949	949
Additional paid-in capital	794,864	795,063
Retained earnings	475,718	469,249
Accumulated other comprehensive loss	(100,911)	(104,133)
Total equity attributable to Dole plc	1,170,620	1,161,128
Equity attributable to noncontrolling interests	133,508	125,546
Total equity	1,304,128	1,286,674
Total liabilities, redeemable noncontrolling interests and equity	$4,669,842	$4,591,842

Consolidated Statements of Cash Flows - Unaudited

	Three Months Ended
	March 31, 2023	March 31, 2022

Operating Activities	(U.S. Dollars in thousands)
Net income	$20,483	$3,409
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	32,291	31,013
Incremental charges on purchase accounting valuation of biological assets and inventory related to the acquisition of Legacy Dole	—	17,513
Net (gain) on sale of assets and asset write-offs	(3,973)	(495)
Stock-based compensation expense	1,330	648
Equity method earnings	(1,478)	(577)
Amortization of debt discounts and debt issuance costs	1,589	1,466
Deferred tax expense (benefit)	7,370	(4,078)
Pension and other postretirement benefit plan expense (benefit)	1,970	(1,023)
Dividends received from equity method investments	—	810
Other	(3,083)	(69)
Changes in operating assets and liabilities:
Receivables, net of allowances	(2,407)	(114,022)
Inventories	(6,768)	(48,762)
Accrued and other current and long-term liabilities	(32,097)	(31,124)
Net cash provided by (used in) operating activities	15,227	(145,291)
Investing activities
Sales of assets	6,529	15,620
Capital expenditures	(19,891)	(17,330)
Acquisitions, net of cash acquired	(1,405)	(1,399)
Insurance proceeds	—	776
Purchases of investments	(790)	(412)
Sales (purchases) of unconsolidated affiliates	1,507	(48)
Other	17	3
Net cash (used in) investing activities	(14,033)	(2,790)
Financing activities
Proceeds from borrowings and overdrafts	392,054	341,795
Repayments on borrowings and overdrafts	(347,448)	(212,414)
Dividends paid to shareholders	(7,592)	(7,590)
Dividends paid to noncontrolling interests	(1,918)	(3,616)
Other noncontrolling interest activity, net	(476)	—
Payment of contingent consideration	(1,151)	(599)
Net cash provided by financing activities	33,469	117,576
Effect of foreign exchange rate changes on cash	2,697	(4,108)
Increase (decrease) in cash and cash equivalents	37,360	(34,613)
Cash and cash equivalents at beginning of period	228,840	250,561
Cash and cash equivalents at end of period	$266,200	$215,948

Reconciliation from Net Income to Adjusted EBITDA - Unaudited
The following information is provided to give quantitative information related to items impacting comparability. Refer to the 'Non-GAAP Financial Measures' section of this document for additional detail on each item.

	Three Months Ended
	March 31, 2023	March 31, 2022

	(U.S. Dollars in thousands)
Net income (Reported GAAP)	$20,483	$3,409
Loss from discontinued operations, net of income taxes	14,506	25,230
Income from continuing operations (Reported GAAP)	34,989	28,639
Income tax expense	10,994	7,358
Interest expense	21,712	11,616
Mark to market losses (gains)	822	(1,138)
(Gain) on asset sales	(4,167)	—
Incremental charges on biological assets and inventory from the Acquisition	—	17,513
Cyber-related incident	4,750	—
Other items[4]	673	(868)
Adjustments from equity method investments	1,323	1,128
Adjusted EBIT (Non-GAAP)	71,096	64,248
Depreciation	24,303	22,533
Amortization of intangible assets	2,616	2,842
Depreciation and amortization adjustments from equity method investments	2,372	2,260
Adjusted EBITDA (Non-GAAP)	$100,387	$91,883

4 For the three months ended March 31, 2023, other items is comprised of $0.7 million of asset writedowns, net of insurance proceeds. For the three months ended March 31, 2022, other items is comprised of $0.2 million in net gains on equity method investment acquisitions and $0.6 million in insurance proceeds, net of asset writedowns.

Reconciliation from Net Income attributable to Dole plc shareholders to Adjusted Net Income - Unaudited
The following information is provided to give quantitative information related to items impacting comparability. Refer to the 'Non-GAAP Financial Measures' section of this document for additional detail on each item. Refer to the Appendix for supplementary detail.

	Three Months Ended
	March 31, 2023	March 31, 2022

	(U.S. Dollars and shares in thousands, except per share amounts)
Net income (loss) attributable to Dole plc (Reported GAAP)	$14,159	$(1,394)
Loss from discontinued operations, net of income taxes	14,506	25,230
Income from continuing operations attributable to Dole plc	28,665	23,836
Adjustments:
Amortization of intangible assets	2,616	2,842
Mark to market losses (gains)	822	(1,138)
(Gain) on asset sales	(4,167)	—
Incremental charges on biological assets and inventory from the Acquisition	—	17,513
Cyber-related incident	4,750	—
Other items[5]	673	(868)
Adjustments from equity method investments	119	678
Income tax on items above and discrete tax items	(309)	(1,931)
NCI impact on items above	(893)	(458)
Adjusted Net Income for Adjusted EPS calculation (Non-GAAP)	$32,276	$40,474

Adjusted earnings per share – basic (Non-GAAP)	$0.34	$0.43
Adjusted earnings per share – diluted (Non-GAAP)	$0.34	$0.43
Weighted average shares outstanding – basic	94,899	94,878
Weighted average shares outstanding – diluted	95,024	94,909

5For the three months ended March 31, 2023, other items is comprised of $0.7 million of asset writedowns, net of insurance proceeds. For the three months ended March 31, 2022, other items is comprised of $0.2 million in net gains on equity method investment acquisitions and $0.6 million in insurance proceeds, net of asset writedowns.

Supplemental Reconciliation from Net Income attributable to Dole plc to Adjusted Net Income - Unaudited
The following information is provided to give quantitative information related to items impacting comparability. Refer to the 'Non-GAAP Financial Measures' section of this document for additional detail on each item.

	Three Months Ended March 31, 2023 (U.S. Dollars in thousands)
	Revenues, net	Cost of sales	Gross profit	Gross Margin %	Selling, marketing, general and administrative expenses	Other operating charges[6]	Operating Income
Reported (GAAP)	$1,989,167	(1,810,128)	179,039	9.0%	(120,879)	3,973	$62,133
Loss from discontinued operations, net of income taxes	—	—	—		—	—	—
Amortization of intangible assets	—	—	—		2,616	—	2,616
Mark to market losses (gains)	—	(1,390)	(1,390)		—	—	(1,390)
(Gain) on asset sales	—	—	—		—	(4,167)	(4,167)
Cyber-related incident	—	—	—		4,750	—	4,750
Other items	—	673	673		—	—	673
Adjustments from equity method investments	—	—	—		—	—	—
Income tax on items above and discrete tax items	—	—	—		—	—	—
NCI impact on items above	—	—	—		—	—	—
Adjusted (Non-GAAP)	$1,989,167	(1,810,845)	178,322	9.0%	(113,513)	(194)	$64,615

	Three Months Ended March 31, 2022 (U.S. Dollars in thousands)
	Revenues, net	Cost of sales	Gross profit	Gross Margin %	Selling, marketing, general and administrative expenses	Other operating charges[7]	Operating Income (Loss)
Reported (GAAP)	$1,970,231	(1,818,436)	151,795	7.7%	(109,544)	737	$42,988
Loss from discontinued operations, net of income taxes	—	—	—		—	—	—
Amortization of intangible assets	—	—	—		2,842	—	2,842
Mark to market losses (gains)	—	(4,088)	(4,088)		—	—	(4,088)
(Gain) on asset sales	—	—	—		—	—	—
Incremental charges on biological assets and inventory from the Acquisition	—	17,513	17,513		—	—	17,513
Other items	—	(626)	(626)		—	(242)	(868)
Adjustments from equity method investments	—	—	—		—	—	—
Income tax on items above and discrete tax items	—	—	—		—	—	—
NCI impact on items above	—	—	—		—	—	—
Adjusted (Non-GAAP)	$1,970,231	(1,805,637)	164,594	8.4%	(106,702)	495	$58,387
6 Other operating charges for the three months ended March 31, 2023 is comprised of gains on asset sales of $4.0 million, as reported on the Dole plc GAAP Consolidated Statements of Operations.
7 Other operating charges for the three months ended March 31, 2022 is comprised of gains from disposal of businesses of $0.2 million and gains on asset sales of $0.5 million, as reported on the Dole plc the GAAP Consolidated Statements of Operations.

	Three Months Ended March 31, 2023 (U.S. Dollars in thousands)
	Other income, net	Interest income	Interest expense	Income tax expense	Equity method earnings	Income from continuing operations	Loss from discontinued operations, net of income taxes
Reported (GAAP)	$1,775	2,309	(21,712)	(10,994)	1,478	34,989	$(14,506)
Loss from discontinued operations, net of income taxes	—	—	—	—	—	—	14,506
Amortization of intangible assets	—	—	—	—	—	2,616	—
Mark to market losses (gains)	2,212	—	—	—	—	822	—
(Gain) on asset sales	—	—	—	—	—	(4,167)	—
Cyber-related incident	—	—	—	—	—	4,750	—
Other items	—	—	—	—	—	673	—
Adjustments from equity method investments	—	—	—	—	119	119	—
Income tax on items above and discrete tax items	—	—	—	(228)	(81)	(309)	—
NCI impact on items above	—	—	—	—	—	—	—
Adjusted (Non-GAAP)	$3,987	2,309	(21,712)	(11,222)	1,516	39,493	$—

	Three Months Ended March 31, 2022 (U.S. Dollars in thousands)
	Other income, net	Interest income	Interest expense	Income tax expense	Equity method earnings	Income from continuing operations	Loss from discontinued operations, net of income taxes
Reported (GAAP)	$2,464	1,584	(11,616)	(7,358)	577	28,639	$(25,230)
Loss from discontinued operations, net of income taxes	—	—	—	—	—	—	25,230
Amortization of intangible assets	—	—	—	—	—	2,842	—
Mark to market losses (gains)	2,950	—	—	—	—	(1,138)	—
(Gain) on asset sales	—	—	—	—	—	—	—
Incremental charges on biological assets and inventory from the Acquisition	—	—	—	—	—	17,513	—
Other items	—	—	—	—	—	(868)	—
Adjustments from equity method investments	—	—	—	—	678	678	—
Income tax on items above and discrete tax items	—	—	—	(1,828)	(103)	(1,931)	—
NCI impact on items above	—	—	—	—	—	—	—
Adjusted (Non-GAAP)	$5,414	1,584	(11,616)	(9,186)	1,152	45,735	$—

	Three Months Ended March 31, 2023
	(U.S. Dollars and shares in thousands, except per share amounts)
	Net income	Net income attributable to noncontrolling interests	Net income (loss) attributable to Dole plc	Diluted net income (loss) per share
Reported (GAAP)	$20,483	$(6,324)	$14,159	$0.15
Loss from discontinued operations, net of income taxes	14,506	—	14,506
Amortization of intangible assets	2,616	—	2,616
Mark to market losses (gains)	822	—	822
(Gain) on asset sales	(4,167)	—	(4,167)
Cyber-related incident	4,750	—	4,750
Other items	673	—	673
Adjustments from equity method investments	119	—	119
Income tax on items above and discrete tax items	(309)	—	(309)
NCI impact on items above	—	(893)	(893)
Adjusted (Non-GAAP)	$39,493	$(7,217)	$32,276	$0.34

Weighted average shares outstanding – diluted	95,024

	Three Months Ended March 31, 2022
	(U.S. Dollars and shares in thousands, except per share amounts)
	Net income	Net income attributable to noncontrolling interests	Net income (loss) attributable to Dole plc	Diluted net income (loss) per share
Reported (GAAP)	$3,409	$(4,803)	$(1,394)	$(0.01)
Loss from discontinued operations, net of income taxes	25,230	—	25,230
Amortization of intangible assets	2,842	—	2,842
Mark to market losses (gains)	(1,138)	—	(1,138)
(Gain) on asset sales	—	—	—
Incremental charges on biological assets and inventory from the Acquisition	17,513	—	17,513
Other items	(868)	—	(868)
Adjustments from equity method investments	678	—	678
Income tax on items above and discrete tax items	(1,931)	—	(1,931)
NCI impact on items above	—	(458)	(458)
Adjusted (Non-GAAP)	$45,735	$(5,261)	$40,474	$0.43

Weighted average shares outstanding – diluted	94,909

Supplemental Reconciliation of Prior Year Segment Results to Current Year Segment Results – Unaudited

	Revenue for the Three Months Ended
	March 31, 2022	Impact of Foreign Currency Translation	Impact of Acquisitions and Divestitures	Like-for-like Increase (Decrease)	March 31, 2023

	(U.S. Dollars in thousands)
Fresh Fruit	$749,803	$—	$—	$49,107	$798,910
Diversified Fresh Produce - EMEA	791,155	(53,360)	2,252	58,053	798,100
Diversified Fresh Produce - Americas & ROW	463,692	(2,786)	—	(38,155)	422,751
Intersegment	(34,419)	—	—	3,825	(30,594)
Total	$1,970,231	$(56,146)	$2,252	$72,830	$1,989,167

	Adjusted EBITDA for the Three Months Ended
	March 31, 2022	Impact of Foreign Currency Translation	Impact of Acquisitions and Divestitures	Like-for-like Increase (Decrease)	March 31, 2023

	(U.S. Dollars in thousands)
Fresh Fruit	$60,397	$145	$—	$8,669	$69,211
Diversified Fresh Produce - EMEA	19,277	(1,628)	758	4,999	23,406
Diversified Fresh Produce - Americas & ROW	12,209	(31)	128	(4,536)	7,770
Total	$91,883	$(1,514)	$886	$9,132	$100,387

Net Debt Reconciliation
Net Debt is the primary measure used by management to analyze the Company’s capital structure. Net Debt is a non-GAAP financial measure, calculated as cash and cash equivalents, less current and long-term debt. It also excludes debt discounts and debt issuance costs. The calculation of Net Debt as of March 31, 2023 is presented below. Net Debt as of March 31, 2023 was $1.0 billion.

	March 31, 2023	December 31, 2022
	(U.S. Dollars in thousands)
Cash and cash equivalents (Reported GAAP)	$266,200	$228,840
Debt (Reported GAAP):
Long-term debt, net	(1,013,984)	(1,127,321)
Current maturities	(255,052)	(97,435)
Bank overdrafts	(11,898)	(8,623)
Total debt, net	(1,280,934)	(1,233,379)
Less: Debt discounts and debt issuance costs (Reported GAAP)	(17,000)	(17,874)
Total gross debt	(1,297,934)	(1,251,253)
Net Debt (Non-GAAP)	$(1,031,734)	$(1,022,413)

Non-GAAP Financial Measures
Dole plc’s results are determined in accordance with U.S. GAAP.
In addition to its results under U.S. GAAP, in this Press Release we also present Dole plc’s Adjusted EBIT, Adjusted EBITDA, Adjusted Net Income, Adjusted EPS, and Net Debt, which are supplemental measures of financial performance that are not required by, or presented in accordance with, U.S. GAAP (collectively, the "non-GAAP financial measures"). We present these non-GAAP financial measures, because we believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. These non-GAAP financial measures have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our operating results, cash flows or any other measure prescribed by U.S. GAAP. Our presentation of non-GAAP financial measures should not be construed as an inference that our future results will be unaffected by any of the adjusted items, or that any projections and estimates will be realized in their entirety or at all. In addition, adjustment items that are excluded from non-GAAP results can have a material impact on equivalent GAAP earnings, financial measures and cash flows.
Adjusted EBIT is calculated from GAAP net income by: (1) adding the loss from discontinued operations, net of income taxes, or subtracting the income from discontinued operations, net of income taxes; (2) adding the income tax expense or subtracting the income tax benefit; (3) adding interest expense; (4) adding mark to market losses or subtracting mark to market gains related to unrealized impacts from derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (5) other items which are separately stated based on materiality, which include adding merger, transaction and other related costs, adding incremental costs for produce recalls, adding or subtracting asset write-downs, net of insurance proceeds, subtracting the gain or adding the loss on the disposal of business interests, adding the incremental costs from the fair value uplift for biological assets and inventory related to the acquisition of Legacy Dole, adding impairment charges on property, plant and equipment, subtracting the fair value gain or adding the fair value loss on the acquisition of investments previously accounted for under the equity method, subtracting the gain or adding the loss on the sale of investments accounted for under the equity method, subtracting the gain or adding the loss on asset sales for assets held-for-sale and actively marketed property and adding restructuring charges, costs for legal matters not in the ordinary course of business and costs incurred for cyber-related incidents; and (6) other adjustments from equity method investments, which includes the Company’s share of these items within equity method earnings.

Adjusted EBITDA is calculated from GAAP net income by: (1) adding the loss from discontinued operations, net of income taxes, or subtracting the income from discontinued operations, net of income taxes; (2) adding the income tax expense or subtracting the income tax benefit; (3) adding interest expense; (4) adding depreciation charges; (5) adding amortization charges; (6) adding mark to market losses or subtracting mark to market gains related to unrealized impacts from derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (7) other items which are separately stated based on materiality, which include adding merger, transaction and other related costs, adding incremental costs for produce recalls, adding or subtracting asset write-downs, net of insurance proceeds, subtracting the gain or adding the loss on the disposal of business interests, adding the incremental costs from the fair value uplift for biological assets and inventory related to the acquisition of Legacy Dole, adding impairment charges on property, plant and equipment, subtracting the fair value gain or adding the fair value loss on the acquisition of investments previously accounted for under the equity method, subtracting the gain or adding the loss on the sale of investments accounted for under the equity method, subtracting the gain or adding the loss on asset sales for assets held-for-sale and actively marketed property and adding restructuring charges, costs for legal matters not in the ordinary course of business and costs incurred for cyber-related incidents; and (8) other adjustments from equity method investments, which includes the Company’s share of these items within equity method earnings.
Adjusted Net Income is calculated from GAAP net income attributable to Dole plc by: (1) adding the loss from discontinued operations, net of income taxes, or subtracting the income from discontinued operations, net of income taxes (2) adding amortization charges; (3) adding mark to market losses or subtracting mark to market gains related to unrealized impacts from derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (4) other items which are separately stated based on materiality, which include adding merger, transaction and other related costs, adding incremental costs for produce recalls, adding or subtracting asset write-downs, net of insurance proceeds, subtracting the gain or adding the loss on the disposal of business interests, adding the incremental costs from the fair value uplift for biological assets and inventory related to the acquisition of Legacy Dole, adding impairment charges on property, plant and equipment, subtracting the fair value gain or adding the fair value loss on the acquisition of investments previously accounted for under the equity method, subtracting the gain or adding the loss on the sale of investments accounted for under the equity method, subtracting the gain or adding the loss on asset sales for assets held-for-sale and actively marketed property and adding restructuring charges, costs for legal matters not in the ordinary course of business and costs incurred for cyber-related incidents; (5) other adjustments from equity method investments, which includes the Company’s share of these items within equity method earnings; (6) excluding the tax effect of these items and discrete tax adjustments; and (7) excluding the effect of these items attributable to non-controlling interests.
Adjusted Earnings per Share is calculated from Adjusted Net Income divided by diluted weighted average number of shares in the applicable period.
Net Debt is a non-GAAP financial measure, calculated as GAAP cash and cash equivalents, less GAAP current and long-term debt. It also excludes GAAP debt discounts and debt issuance costs.
Dole is not able to provide a reconciliation for projected FY'23 results without taking unreasonable efforts.